Mail Stop 0306

      March 18, 2005


Via U.S. Mail

Mr. Lewis Chew
Chief Financial Officer
2900 Semiconductor Drive
P.O. Box 58090
Santa Clara, California 95052


	RE:	National Semiconductor Corporation
		Form 10-K for the fiscal year ended May 30, 2004
		File No. 1-06453

Dear Mr. Chew:

     We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K as of May 30, 2004

Consolidated Financial Statements - Page 33

Note 1. Summary of Significant Accounting Policies
1. See prior comment 6. We note that an equity investment met the significance test under S-X Rule 3-09 in fiscal 2003 and that you disposed of that investment in fiscal 2003. Please amend your May 30,
2004 Form 10-K to include the financial information for this equity investment required by Item 3-09 of Regulation S-X. For those periods in which the investment met the significance tests under Rule 3-09, please include audited financial information and for other periods presented the information may be unaudited. You should include the financial information through the date of disposal. Additionally, please explain how you record your share of net losses of investees using a hypothetical liquidation at book value method.


*    *    *    *



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Heather Tress, Staff Accountant, at (202)
824-
5263 or me at (202) 942-2861 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Daniel Gordon, Accounting Branch Chief, at
(202) 942-2813.


							Sincerely,



							Kaitlan Tillan
							Reviewing Accountant
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Mr. Lewis Chew
Chief Financial Officer
National Semiconductor Corporation
March 18, 2005
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